December 28, 2009                                         Via Fax 703-813-6981



Katherine Wray
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      Alanco Technologies, Inc.  - CIK 0000098618
         File #333-163288 - S-3 Registration Statement

Dear Ms. Wray:

We filed an S-3 Registration Statement on November 23, 2009, under Accession #0000098618-09-000067. We are in receipt of your letter of December 22, 2009, indicating that you have reviewed the registration statement.

We hereby acknowledge that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hereby request acceleration of this S-3 Registration Statement to be effective on December 30, 2009, at 9:30 a.m. EST or as soon as possible thereafter.

Thank you for your assistance.

Very truly yours,



Robert R. Kauffman
Chief Executive Officer